UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Orion Energy Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

686275108
(CUSIP Number)

Peter H. Kamin Revocable Trust One Avery Street Boston, MA 02111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ______686275108______

1. Name of Reporting Persons: Peter H. Kamin Revocable Trust

2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☐

3. SEC Use Only

4. Source of Funds: working capital

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: 2,154,000

8. Shared Voting Power

9. Sole Dispositive Power

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,154,000

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11: 7.3%

14. Type of Reporting Person:

Item 1. Security and Issuer

This statement relates to shares of the Common Stock, (the “Shares”), of Orion Energy Research, Inc., a Wisconsin corporation (the “Issuer”).   The address of the principal executive offices of the Issuer is 2210 Woodland Drive, Manitowoc, Wisconsin 54220.

Item 2. Identity and Background

(a) This statement is filed by the Peter H. Kamin Revocable Trust.

(b) The principal business address of the Reporting Person is One Avery Street, Boston, MA 02111.

(c) Peter H. Kamin manages investments on behalf of himself and his family.

(d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in purchasing the Common Stock was working capital. The total cost for purchasing the Common Stock was $1,890,000.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Person may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 2,154,000 shares of Common Stock, which represents approximately 7.3% of the Company’s outstanding shares of Common Stock.

The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based on the 29,421,892 shares of Common Stock reported to be outstanding as of July 31, 2018 by the Company in its Form 10-Q as filed with Securities and Exchange Commission.

(b)	Peter H. Kamin has sole voting power and sole dispositive power with respect to all of the shares of Common Stock held by the Reporting Person.
(c)	Not Applicable
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

Appendix 1 Reflects Transactions in the Shares of the Issuer in the last 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2018	PETER H. KAMIN REVOCABLE TRUST By: /s/ Peter H. Kamin Authorized Person

Appendix 1

Date	Shares Purchased	Price	Total Value
8/7/18	36,000	1.01	36,360
8/8/18	22,000	0.99	21,780
8/9/18	9,000	0.98	8,882
8/10/18	16,000	0.96	15,360